UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54C

             NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
                               COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Investment Company Act"), pursuant to the provisions of section 54(c) of the Investment Company Act, and in connection with such notice of withdrawal of election submits the following information:

                          BRANTLEY CAPITAL CORPORATION
                (Name of Registrant As Specified In Its Charter)

                           287 Bowman Ave., 2nd Floor
                               Purchase, NY 10577
                    (Address of principal executive offices)

                                 (914) 510 9400
                           (Issuer's telephone number)

                        COMMISSION FILE NUMBER 814-00127

Brantley Capital Corporation (the "Company") is withdrawing its election under section 54(a) of the Investment Company Act on the following basis for filing this Notification of Withdrawal:

On April 11, 2007, the Company held a duly called Special Meeting of the stockholders of the Company where more than 50.00% of the 3,810,535 shares of the Company's outstanding common stock entitled to vote on the matter, voted in favor of the proposed Plan of Liquidation and Dissolution of the Company. Pursuant to the approved Plan of Liquidation and Dissolution, substantially all if the Company's assets have been distributed to shareholders and Company is in the process of winding up its affairs. The Company is not liquidating as part of a merger.

SIGNATURE:

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Brantley Capital Corporation
                                       a Maryland Corporation

July 21, 2009                          By:    /s/ Phillip Goldstein
                                              ----------------------------------
                                              Phillip Goldstein
                                              Chairman of the Board of Directors


                                              /s/  Gerald Hellerman
                                              ----------------------------------
Attest:                                /s/    Gerald Hellerman
                                              Member of the Board of Directors